FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  26 July 2004


                               File no. 0-17630


                         CRH - Senior Management Changes



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No.333-13648) of CRH America, Inc. and CRH plc and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc,
and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.




Enclosure: Senior Management Changes



26th July 2004


SENIOR MANAGEMENT CHANGES AT CRH

CRH plc announces that Mr. Brian Hill, Managing Director, CRH Europe Products & Distribution, will retire as an executive and director as planned on 31st October 2004.

Mr. John Wittstock is appointed to succeed Brian as Managing Director, CRH Europe Products & Distribution, with a formal transition in effect from 1st September 2004. John has been Chief Executive, Oldcastle Products & Distribution since 2000 (Oldcastle is the holding company for CRH's North American operations), having joined CRH as President of the Glass Group on its acquisition in 1990. He was appointed to the CRH Board in January 2002.

Mr. Joe McCullough is appointed to succeed John as Chief Executive, Oldcastle Products & Distribution. Joe joined CRH in the United States in 1979 as Vice President Development. From 1991-2002 he was Chief Executive of Oldcastle Architectural Products Group (APG), which he grew from its foundation into the national leader in its field. He is currently Chairman of APG and CRH Group Development Director.

Commenting on these changes, Liam O'Mahony, CRH Chief Executive, said "Under Brian's direction, Europe Products & Distribution has grown to be a EUR4 Billion market leader with operations in 15 countries. We thank him for his outstanding contributions to CRH's development over a 33 year career, and wish him well in his retirement. We are confident that John and Joe, with their broad experience and achievements to date, will lead their teams on to further success into the future".

Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  26 July 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director